EXHIBIT 99.3

NEWS RELEASE

Attention Business Editors, Telecommunications/Media Reporters:

Call-Net Enterprises repurchases Senior Secured Notes

(Toronto, ON) September 26, 2002 — Call-Net Enterprises Inc., (TSE: FON, FON B) announced that as of the close of business today it has purchased for cancellation a total of US $77.5 million of its 10.625 per cent Senior Secured Notes due December 31, 2008 at market prices. The total cost of these purchases to Call-Net was US $18.8 million, including commissions. The purchases were funded from cash on hand.

The purchase of these Notes will reduce Call-Net’s annual interest expense by US $8.2 million. The Company will record a gain of approximately CDN $94 million in respect of these purchases as an unusual item in its results for the third quarter ending September 30, 2002.

Call-Net will continue to evaluate on an ongoing basis the most effective use of its capital and may make similar market purchases in the future depending upon market opportunities, capital requirements and its liquidity needs.

Randy Benson, Call-Net’s senior vice president and chief financial officer said, “Allocating an appropriate portion of our cash on hand at this time to purchase notes at attractive market prices provided a compelling opportunity to lower both our debt level and debt servicing costs. Our cash and short term investments on hand after the purchases remain adequate to fund our business plan.”

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 125 co-locations in ten Canadian metropolitan markets. For more information, visit the Company’s web sites at www.callnet.ca. and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, the company claims the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information, contact:
Investors:
John Laurie
Vice President, Treasurer & Investor Relations
416-718-6245
john.laurie@sprint-canada.com